VF 8-26-04

04019585

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AH 8-23-2004

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8- 34889

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maine Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Monument Square
(No. and Street)

Portland, (City) Maine (State) 04101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bradley C. McCurtain (207)775-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCallum & Conley, LLC
(Name – *if individual, state last, first, middle name*)

5 Milk Street (Address) Portland, (City) Maine (State) 04101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 27 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradley C. McCurtain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maine Securities Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

attested again
Bradley C McCurtain 8/9/2004

Bradley C McCurtain
Signature

President
Title

Karen A. Duncanson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

To the Stockholder
Maine Securities Corporation

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended for and should not be used by anyone other than these specified parties.

McCallum & Conley, LLC

Portland, Maine
February 23, 2004

MAINE SECURITIES CORPORATION

Statements of Financial Condition

December 31, 2003 and 2002

ASSETS

	2003	2002
Cash and cash equivalents		
Cash	$ 73,411	$ -
Money market accounts	13,189	108,055
	86,600	108,055
Deposit with clearing organization	25,105	25,000
Securities owned		
Marketable, at market value	188,439	116,687
Not readily marketable, at estimated fair value	29,285	31,359
	217,724	148,046
Commissions and other receivables	2,298	17,296
Due from officer	12,000	-
Prepaid expenses	8,820	2,870
Receivable from related party	4,726	16,019
	27,844	36,185
Equipment		
Office equipment and furniture	14,695	10,949
Less accumulated depreciation	(8,635)	(6,732)
	6,060	4,217
	$ 363,333	$ 321,503

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Accounts payable and accrued expenses	$ 4,227	$ 6,260
Due to sole stockholder	86,870	32,572
Subordinated notes payable	-	69,000
Stockholder's equity		
Common stock, of $1 par value, authorized 100,000 shares, issued 100 shares	100	100
Additional paid-in capital	339,553	262,493
Accumulated deficit	(67,417)	(48,922)
Total stockholder's equity	272,236	213,671
	$ 363,333	$ 321,503

The accompanying notes are an integral part of these financial statements.

MAINE SECURITIES CORPORATION

Statements of Income

Years Ended December 31, 2003 and 2002

	2003	2002
Revenues		
Commissions and other revenue	$ 74,887	$ 122,539
Change in net unrealized gains (losses) on securities owned	56,210	(8,452)
Realized gains (losses) on sales of securities owned	(4,997)	(1,682)
Management fee income	16,142	16,019
Interest, dividends and other revenue	4,793	5,379
Total revenues	147,035	133,803
Expenses		
Salaries and employee benefits	64,286	108,055
Office and development expenses	58,490	66,694
Commission expense	12,609	15,187
Professional and regulatory fees	20,182	4,372
Interest expense	8,060	8,061
Depreciation expense	1,903	1,153
Total expenses	165,530	203,522
Loss before income taxes	(18,495)	(69,719)
Income tax benefit	-	4,700
Net loss	$ (18,495)	$ (65,019)

The accompanying notes are an integral part of these financial statements.

MAINE SECURITIES CORPORATION

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
Balances, December 31, 2001	$ 100	$ 254,432	$ 16,097	$ 270,629
Net loss for the year ended December 31, 2002	-	-	(65,019)	(65,019)
Contributed capital	-	8,061	-	8,061
Balances, December 31, 2002	100	262,493	(48,922)	213,671
Net loss for the year ended December 31, 2003	-	-	**(18,495)**	**(18,495)**
Contributed capital	-	**77,060**	-	**77,060**
Balances, December 31, 2003	**$ 100**	**$ 339,553**	**$ (67,417)**	**$ 272,236**

The accompanying notes are an integral part of these financial statements.

MAINE SECURITIES CORPORATION

Statements of Changes in Liabilities Subordinated to Claims of General Creditors

Years Ended December 31, 2003 and 2002

	2003	2002
Balance, beginning of year	$ 69,000	$ 69,000
Contributed to capital	(69,000)	-
Balance, end of year	$ -	$ 69,000

The accompanying notes are an integral part of these financial statements.

MAINE SECURITIES CORPORATION

Statements of Cash Flows

Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net loss	$ (18,495)	$ (65,019)
Adjustments to reconcile net loss to net cash (used) provided by operating activities		
Depreciation expense	1,903	1,153
Deferred tax benefit	-	(4,700)
Net change in securities owned	(74,703)	6,858
Realized losses on securities owned	4,997	-
Accrued interest contributed to capital	8,060	8,061
Increase in deposit with clearing organization	(105)	-
(Increase) decrease in commissions and other receivables	14,998	(8,427)
Increase in due from officer	(12,000)	-
Increase in prepaid expenses	(5,950)	(400)
Decrease in receivable from related party	11,293	6,502
Decrease in accounts payable and accrued expenses	(2,033)	(858)
Increase in due to sole stockholder	54,298	10,903
Net cash used by operating activities	(17,733)	(45,927)
Cash flows from investing activities		
Purchases of office equipment and furniture	(3,746)	(3,780)
Proceeds from sales of securities owned	28	-
Net cash used by financing activities	(3,718)	(3,780)
Net decrease in cash and cash equivalents	$ (21,455)	$ (49,707)
Cash and cash equivalents, beginning of year	108,055	157,762
Cash and cash equivalents, end of year	$ 86,600	$ 108,055

Supplemental information

There were no cash payments for income taxes during the years presented.

The accompanying notes are an integral part of these financial statements.

MAINE SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2003 and 2002

Nature of Operations

The Company is a Maine corporation formed for the purpose of acting as a full service investment securities broker/dealer and syndication firm as a member of the National Association of Securities Dealers (NASD).

The Company introduces customers to independent clearing brokers on a fully disclosed basis. Customer accounts are held and maintained by the clearing broker.

1. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains cash in money market accounts. These amounts are not insured. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash and cash equivalents. All liquid investments with an original maturity of three months or less are considered cash equivalents.

Securities Owned

Securities owned consist of marketable securities and securities not readily marketable.

Marketable securities consist of equity securities and mutual funds, which are carried at market value. At December 31, 2003 and 2002, equity securities and mutual funds with a cost of $65,185 and $46,693, respectively, comprise the marketable securities account.

Securities not readily marketable consist of an investment in the MSC 97 Blue Chip Dividend Fund, LLC, and stock warrants which are carried at estimated market value. These securities are not readily marketable because there is no market on a securities exchange or no independent publicly quoted market. The Board of Directors of the Company has estimated the market value of the investment in the Blue Chip Dividend Fund based on the net asset value of the fund at December 31, 2003 and 2002 and has estimated the market value of the warrants at cost. At December 31, 2003 and 2002, these investments had a cost basis of $25,075 and $30,100, respectively.

MAINE SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2003 and 2002

1. **Summary of Significant Accounting Policies (Concluded)**

Income Taxes

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At December 31, 2003, the Company's ratio of aggregate indebtedness was 1.17 to 1 and its net capital, required net capital and excess net capital as defined by Rule 15c3-1 were as follows:

Net capital	**$ 169,998**
Required net capital	**50,000**
Excess net capital	**$ 119,998**

3. **Income Taxes**

The Company's income tax benefit at December 31, 2003 and 2002 consists of the following:

	2003	2002
Federal income tax benefit		
Current	$ -	$ -
Deferred	-	3,900
	$ -	$ 3,900
State income tax benefit		
Current	$ -	$ -
Deferred	-	800
Total income tax benefit	$ -	$ 4,700

MAINE SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2003 and 2002

3. **Income Taxes (Continued)**

Income tax benefit in 2003 and 2002 differs from amounts computed by applying the Federal statutory rates to loss before income taxes for the following reasons:

	2003	2002
Tax benefit at statutory rates	$ (4,600)	$ (23,700)
Effect of graduated tax rates	600	4,300
Change in the valuation allowance for deferred tax assets	4,500	17,000
State income taxes, net of federal income tax benefit	(500)	(2,300)
	$ -	$ (4,700)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are as follows:

	2003	2002
Deferred tax assets		
Federal net operating loss carryforward	$ 48,000	$ 30,070
State net operating loss carryforward	10,000	6,500
Other	600	550
Total gross deferred tax assets	58,600	37,120
Less valuation allowance	(21,500)	(17,000)
Net deferred tax assets	37,100	20,120
Deferred tax liabilities		
Furniture and equipment	(700)	(120)
Investment securities bases difference	(36,400)	(20,000)
Total gross deferred tax liabilities	(37,100)	(20,120)
Net deferred tax liability	$ -	$ -

3. **Income Taxes (Concluded)**

Management believes it is more likely than not that the net deferred tax assets will be realized through taxable income generated in future years or by off-setting deferred tax liabilities. However, the Company has established a valuation allowance to the extent needed to reduce the net deferred tax assets to an amount that could be offset against deferred tax liabilities. The net change in the valuation allowance for the years ended December 31, 2003 and 2002 were increases of $4,500 and $17,000, which were primarily due to continued net operating losses net of changes in unrealized gains on securities owned.

At December 31, 2003, the Company has available approximately $202,000 in net operating loss carryforwards for tax purposes which expire at various dates from 2010 through 2023.

4. **Notes Payable**

At December 31, 2002 the Company had $69,000 of subordinated notes payable to its sole stockholder. The subordinated borrowings were covered by agreements approved by the NASD and became due in the last quarter of 2003.

At December 31, 2003 the Company's sole stockholder contributed the $69,000 balance due to additional paid-in-capital.

During 2003 and 2002, the stockholder also contributed $8,060 and $8,061, respectively, representing interest due under the above notes, to additional paid-in capital.

5. **Fair Value of Financial Instruments**

The financial instruments of the Company are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximates fair values because of short maturity of the instruments.

6. **Related Party Activities**

The Company formed and organized the MSC 97 Blue Chip Dividend Fund, LLC (the Fund) and acts as the Fund's manager. This is a special purpose investment fund. The Company has invested $10,000 in the Fund. The Company is compensated for acting as the Fund's manager by earning a management fee. The management fee is equal to 1.25% of the market value of the Fund's assets during the calendar year and is calculated quarterly. The Company has recorded management fee income of $16,142 and $16,091 in 2003 and 2002, respectively, for providing these services. At December 31, 2003 and 2002, the Company recorded a receivable for any unpaid fees.

MAINE SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2003 and 2002

3. Income Taxes (Continued)

Income tax benefit in 2003 and 2002 differs from amounts computed by applying the Federal statutory rates to loss before income taxes for the following reasons:

	2003	2002
Tax benefit at statutory rates	$ (4,600)	$ (23,700)
Effect of graduated tax rates	600	4,300
Change in the valuation allowance for deferred tax assets	4,500	17,000
State income taxes, net of federal income tax benefit	(500)	(2,300)
	$ -	$ (4,700)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are as follows:

	2003	2002
Deferred tax assets		
Federal net operating loss carryforward	$ 48,000	$ 30,070
State net operating loss carryforward	10,000	6,500
Other	600	550
Total gross deferred tax assets	58,600	37,120
Less valuation allowance	(21,500)	(17,000)
Net deferred tax assets	37,100	20,120
Deferred tax liabilities		
Furniture and equipment	(700)	(120)
Investment securities bases difference	(36,400)	(20,000)
Total gross deferred tax liabilities	(37,100)	(20,120)
Net deferred tax liability	$ -	$ -

3. Income Taxes (Concluded)

Management believes it is more likely than not that the net deferred tax assets will be realized through taxable income generated in future years or by off-setting deferred tax liabilities. However, the Company has established a valuation allowance to the extent needed to reduce the net deferred tax assets to an amount that could be offset against deferred tax liabilities. The net change in the valuation allowance for the years ended December 31, 2003 and 2002 were increases of $4,500 and $17,000, which were primarily due to continued net operating losses net of changes in unrealized gains on securities owned.

At December 31, 2003, the Company has available approximately $202,000 in net operating loss carryforwards for tax purposes which expire at various dates from 2010 through 2023.

4. Notes Payable

At December 31, 2002 the Company had $69,000 of subordinated notes payable to its sole stockholder. The subordinated borrowings were covered by agreements approved by the NASD and became due in the last quarter of 2003.

At December 31, 2003 the Company's sole stockholder contributed the $69,000 balance due to additional paid-in-capital.

During 2003 and 2002, the stockholder also contributed $8,060 and $8,061, respectively, representing interest due under the above notes, to additional paid-in capital.

5. Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximates fair values because of short maturity of the instruments.

6. Related Party Activities

The Company formed and organized the MSC 97 Blue Chip Dividend Fund, LLC (the Fund) and acts as the Fund's manager. This is a special purpose investment fund. The Company has invested $10,000 in the Fund. The Company is compensated for acting as the Fund's manager by earning a management fee. The management fee is equal to 1.25% of the market value of the Fund's assets during the calendar year and is calculated quarterly. The Company has recorded management fee income of $16,142 and $16,091 in 2003 and 2002, respectively, for providing these services. At December 31, 2003 and 2002, the Company recorded a receivable for any unpaid fees.

7. <u>Rent</u>

The Company leases its office space from the sole stockholder of the Company. The lease is on a month-to-month basis with no formal agreement. Rent expense under this arrangement was $12,000 in 2003 and 2002.

8. <u>Reclassifications</u>

Certain reclassifications have been made to the 2002 financial statements to conform to the 2003 financial statement presentation.

MAINE SECURITIES CORPORATION

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Total stockholder's equity qualified for net capital	$ 272,236
Deduct nonallowable assets:	
Securities not readily marketable	29,285
Prepaid expenses	8,820
Other receivable	12,258
Furniture and equipment	6,060
Securities haircuts	45,815
Total deductions	102,238
Net capital	$ 169,998

Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of December 31, 2003)

Net capital per Company's computation in Part IIA (Unaudited) Focus Report	$ 195,063
Routine audit adjustments	(12,738)
Differences in nonallowable assets	(12,327)
Net capital per above	$ 169,998

MAINE SECURITIES CORPORATION

Schedule II

Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2003

Balance, beginning of year	$ 69,000
Contributed to capital	(69,000)
Balance, end of year	$ 69,000

MAINE SECURITIES CORPORATION

Schedule III

Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3

December 31, 2003

The provisions of this rule are not applicable to Maine Securities Corporation pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Maine Securities Corporation is an introducing broker/dealer, which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer.

Schedule IV

Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2003

The provisions of this rule are not applicable to Maine Securities Corporation pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Maine Securities Corporation is an introducing broker/dealer, which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer.

McCallum & Conley, LLC · Certified Public Accountants
5 Milk Street, P.O. Box 15429, Portland, Maine 04112 (207) 774-5997/Fax 774-3318

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Stockholder
Maine Securities Corporation

In planning and performing our audit of the financial statements of Maine Securities Corporation as of and for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Maine Securities Corporation that we considered relevant to the objectives stated in R17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MAINE SECURITIES CORPORATION

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION

December 31, 2003 and 2002

With Independent Auditors' Report